Exhibit 99.1

Gridsum Granted Extension by Nasdaq to Regain Compliance

BEIJING, August 29, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (Nasdaq: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported that it has received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), dated August 21, 2018. The letter notified the Company that the Nasdaq staff has determined to grant the Company additional time to regain compliance with Nasdaq’s listing requirements, provided the Company files its annual report on Form 20-F for the year ended December 31, 2017 (“2017 Annual Report”) by October 29, 2018, and provides the Nasdaq staff with an update on the Audit Committee’s internal investigation on or before September 28, 2018. In the event the Company does not satisfy such terms, the Nasdaq staff will provide written notification that the Company’s securities will be delisted, and the Company may appeal that determination to a Nasdaq Hearings Panel. The Company expects to satisfy the Nasdaq requirements, including by filing its 2017 Annual Report on Form 20-F by October 29, 2018.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the Company’s plans to file its 2017 Annual Report on Form 20-F are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; difficulties and delays responding to issues raised by the Company’s auditor; loss of key personnel; investigations by regulatory officials; difficulties keeping and strengthening relationships with customers; PRC governmental policies; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com